

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2002

William G. Lawlor
Law Offices of Dechert Price & Rhoads
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793

Re: Crown Cork & Seal Company, Inc.
Incoming letter dated December 26, 2001

Dear Mr. Lawlor:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to Crown Cork & Seal by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717



December 26, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

BOSTON
BRUSSELS
HARRISBURG
HARTFORD
LONDON
NEW YORK
NEWPORT BEACH
PARIS
PHILADELPHIA
PRINCETON
WASHINGTON

Ladies and Gentlemen:

Crown Cork & Seal Company, Inc. (the "Company") has received a letter from Robert D. Morse containing a proposal (the "2002 Proposal") for inclusion in the Company's 2002 Annual Meeting of Shareholders proxy material (the "2002 Proxy Material"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company hereby files notice of its intention to omit the 2002 Proposal. Six copies of Mr. Morse's letter containing the 2002 Proposal, as well as six copies of this letter, are included herewith. We are providing this letter in support of the Company's position that it may properly omit the 2002 Proposal from its 2002 Proxy Material pursuant to Rule 14a-8(b)(1) because Mr. Morse has not continually held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the proposal at the shareholders meeting for at least one year by the date the proposal was submitted.

Mr. Morse submitted the 2002 Proposal in a letter to the Company dated September 27, 2001, which the Company received on September 28, 2001 (a copy of which is attached hereto as Exhibit A). The Company notified Mr. Morse, in a letter dated October 11, 2001 (a copy of which is attached hereto as Exhibit B), that the Company would exclude the 2002 Proposal from its proxy materials because Mr. Morse has not continually held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the Proposal at the shareholders meeting for at least one year by the date the proposal was submitted. According to the Company's stockholder records, Mr. Morse owned 42.12 shares of the Company's common stock at the time he submitted the 2002 Proposal, which is an insufficient number of shares to meet the market value threshold. The Company's common stock traded at a price of $2.29 per share on September 28, 2001 and had not traded at a price above $5.04 per share during the preceding 60 calendar days. The Company's common stock currently trades at a price of approximately $2.75 per share.

In its October 11, 2001 letter to Mr. Morse the Company requested proof of Mr. Morse's eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b)(1). Mr. Morse responded to the Company in a letter dated October 20, 2001 (a copy of which is attached hereto as Exhibit C). In his response, Mr. Morse failed to prove his eligibility and notified the Company that he had decided to withdraw his proposal. Notwithstanding this apparent withdrawal, the Company is submitting this request to avoid any future claims by the proponent that the 2002 proposal should have been included in the 2002 Proxy Material.

The Staff has on numerous occasions taken a no-action position based on a proponent's failure to provide evidence of his eligibility under Rule 14a-8(b). See, e.g., The McGraw-

Hill Companies, Inc. (avail. November 26, 2001), Motorola, Inc. (avail. September 28, 2001). For the reasons stated above, the Company intends to omit the 2002 Proposal from its 2002 Proxy Material and requests the concurrence of the Staff that it will not recommend any enforcement action to the Commission if the Company does so on the basis that the 2002 Proposal violates Rule 14a-8(b)(1).

As required by Rule 14a-8(j), the Company is sending a copy of this letter to Mr. Morse. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy and returning it in the enclosed envelope.

If you have any questions regarding the above, please call me at (215) 994-2823, Ian A. Hartman at (215) 994-2277 or La-Toya Hackney at (215) 994-2427. If the Staff disagrees with our conclusions with respect to the omission of Mr. Morse's proposal or if the Staff needs additional information or explanation, we request the opportunity to confer with the Staff prior to issuance of your response.

Sincerely,

William G. Lawlor
Dechert
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793
Telephone: (215) 994-2823

Exhibit A

RECEIVED SEP 28 2001

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
Crown Cork & Seal Company
1 Crown Way
Philadelphia, PA 19154

Dear Secretary:

I wish to enter the enclosed proposal to be printed in the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,
Robert D. Morse

Robert D Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

Exhibit B


CROWN CORK & SEAL

Crown Cork & Seal Company, Inc.
Corporate Headquarters
One Crown Way
Philadelphia, PA 19154-4599
Main Phone: (215) 698-5100

October 11, 2001

VIA AIRBORNE EXPRESS

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This letter is in response to the proposal that you submitted to Crown Cork & Seal Company, Inc. in your letter dated September 27, 2001. Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, the company will exclude such proposal from its proxy materials because you have not continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date you submitted your proposal. According to the company's stock record books, you are the registered holder of 42.12 shares of common stock, with a market value below $2,000. Under Rule 14a-8(b), a copy of which is enclosed with this letter, you must prove your eligibility to submit a shareholder proposal to the company.

If you hold sufficient additional shares of Crown Cork & Seal Company, Inc. common stock, you may prove your eligibility to the company in one of the following two ways:

(1) submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year along with your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(2) if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one year eligibility period begins, you may satisfy your eligibility requirements by submitting to the company (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, (ii) your written statement that you continuously held the required number of shares for the one year period as of the date of the statement and (iii) your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Your response to this letter, if any, must be postmarked, or transmitted electronically, no later than fourteen days from the date that you receive this notification.

Sincerely,

William T. Gallagher
Secretary

WTG/mh
Enclosures

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General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you

submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to

print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

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by the Center for Electronic Text in the Law

Exhibit C


RECEIVED
OCT 22 2001

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235-1711

October 20, 2001

Re: Letter of October 11, 2001

William T. Gallagher
Crown Cork & Seal Company, Inc.
One Crown Way
Philadelphia, PA 19154-4599

Dear Mr. Gallagher:

I was under impression that the one year time of ownership was up to the date of proxy issue. However, as you informed me the corrected limit, I must withdraw until the following year if I desire a proposal entry.

For your further information, I am enclosing copy of my adjusted Year 2002 proposal. The contents may be of interest should you voluntarily wish to adjust the format.

I was going to omit the rhymes after the fiasco of misinterpretation a few years ago, but all companies are entitled to receive the same courtesy, if I may send them so, as an insight of what occurs to me as a "Gift"; I do not sit down and compose as a writer might do. There are over 900 now in my portfolio, and with no "plot", are not commercially marketable, as most poetry writers inform me; sometimes sharing their accomplishments at meetings.

I am in Arizona until return late Saturday, October 27th, at which time I may review the situation.

Thanks for writing,

Robert D Morse

Proposal Adjusted To Comply With Request

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Robert D. Morse

These rhymes are for stress relief.
Not a part of the presentation.

RHYMIST

I decided to call myself a "Rhymist",
Rather than a poet, as a new twist.
I typed the word on my computer,
But the Paper Clip was a refuter.
The word I typed was red-lined,
And I felt it was a bit unkind.
I referred to my personal dictionary,
Thinking the word very ordinary.
However, there appears no such word;
Don't you think this somewhat absurd ?
I picked up a pen, took no time to think,
And jotted "Rhymist " down with bold ink
The problem with this happens to be,
That no one but me is likely to see,
And notoriety will dissipate, as does a mist,
So, as a Rhymist, I just don't exist !

INTRUDERS

It is apparent that someone stores
Enough hatred of us to invade our shores.
They put little value on their lives,
And don't care if none other survives.
Could there be a problem with us
That provokes such a costly muss?
Maybe our government needs to learn
To explain a program if it wants to earn
Confidence in what we attempt to do;
Constantly show them our problems too.
Such as pictures of our derelicts and drug users,
Let them see all our own abusers.
While we are at it, show our managers wise,
Who collect more than wages right before our eyes.
They feel entitled to what they can skim,
But the extra wealth needed is only a whim.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crown Cork & Seal Company, Inc.
Incoming letter dated December 26, 2001

The proposal relates to Crown Cork & Seal's proxy materials.

There appears to be some basis for your view that Crown Cork & Seal may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Crown Cork & Seal's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Crown Cork & Seal omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Jennifer Gurzenski
Attorney-Advisor